SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 6)*


                              UnitedGlobalCom, Inc.
                              ---------------------
                   (f\k\a United International Holdings, Inc.)
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   913247 50 8
                                   -----------
                                 (CUSIP Number)



                         Filed pursuant to Rule 13d-2(b)
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP NO.:  913247 50 8              13G                      Page 2 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Janet S. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      285,548 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   285,548 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,548 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.35% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Reflects the 2-for-1 stock split on November 30, 1999. Also, includes 285,548 shares of Class A Common Stock issuable upon conversion of 285,548 shares of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of which 142,774 shares are held by The Revocable Trust of Janet Schneider, (to which Ms. Schneider is the trustee) and the remaining 142,774 shares are owned by Ms. Schneider's spouse to which Ms. Schneider disclaims any beneficial ownership thereof.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  913247 50 8              13G                      Page 3 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Revocable Trust of Janet Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming

--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      142,774 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   142,774 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     142,774 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.17% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Reflects the 2-for-1 stock split on November 30, 1999. Also, includes 142,774 shares of Class A Common Stock issuable upon conversion of 142,774 shares of Class B Common Stock.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  913247 50 8              13G                      Page 4 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Susan G. Schneider (formerly Susan G. House)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   -0-
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.:  913247 50 8              13G                      Page 5 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert A. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      67,346 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   67,346 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,346 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.08% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Reflects the 2-for-1 stock split on November 30, 1999, and reflects Mr. Robert Schneider's sale of 20,000 shares in January 2000.
(2) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  913247 50 8              13G                      Page 6 of 11 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard H. Schneider
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      55,546 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   55,546 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,546 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.07% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Reflects the 2-for-1 stock split on November 30, 1999. As with Robert Schneider and Susan Schneider, shares received upon dissolution of Morningstar Group of which Richard Schneider was a partner. Therefore, no effective change in beneficial ownership.
(2) Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  913247 50 8              13G                      Page 7 of 11 Pages


ITEM 1.

     (a)  Name of Issuer:

          UnitedGlobalCom, Inc. (f\k\a United International Holdings, Inc.), a Delaware corporation

     (b)  Address of Issuer's Principal Executive Offices:

          4643 S. Ulster Street
          Suite 1300
          Denver, Colorado  80237

ITEM 2.

     (a)  Name of Person(s) Filing:

          Janet S. Schneider
          The Revocable Trust of Janet Schneider
          Susan G. Schneider (exit filing)
          Robert A. Schneider
          Richard H. Schneider

     (b)  Address of Principal Business Office or, if None, Residence:

     The address for Janet S. Schneider and The Revocable Trust of Janet Schneider is:
          5500 S. Poplar
          Casper, WY  82601

     The address for Susan G. Schneider is:
          66740 Otter Road
          Montrose, CO  80401

     The address for Robert A. Schneider is:
          RR 4
          Prairie Ridge
          Ames, Iowa  50010

     The address for Richard H. Schneider is:
          3113 NW 24th Street
          New Castle, OK  73065

     (c)  Citizenship:

     Janet S. Schneider, Susan G. Schneider, Robert A. Schneider and Richard H. Schneider are citizens of the USA. The Revocable Trust of Janet Schneider is organized under the laws of the State of Wyoming.

     (d)  Title of Class of Securities:

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number:

          913247 50 8

CUSIP NO.:  913247 50 8              13G                      Page 8 of 11 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [ ]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. The information provided in this Item 4 assumes the conversion of Class B Common Stock for Class A Common Stock and reflects the 2-for-1 split of the Issuer's common stock on November 30, 1999.

     (a)  Amount beneficially owned:

          Janet S. Schneider beneficially  owns 285,548  shares,  which includes
               142,774 held by The Revocable Trust of Janet Schneider and 142,774 beneficially owned by her spouse.
          The Revocable Trust of Janet Schneider beneficially owns 142,774 shares of Class A Common Stock.
          Susan G. Schneider  beneficially  owns no  shares  of  Class A  Common
               Stock.
          Robert A. Schneider  beneficially owns 67,346 shares of Class A Common
               Stock, after sale of 20,000 shares in January 2000.
          Richard H. Schneider beneficially owns 55,546 shares of Class A Common
               Stock.

     (b)  Percent of class:

     The following percentage interests are based on 81,578,682 shares of Class A Common Stock outstanding as of December 31, 1999, as provided by the Issuer.

          Janet S. Schneider:  0.35%
          The Revocable Trust of Janet Schneider:  0.17%
          Susan G. Schneider:  0%
          Robert A. Schneider:  0.08%
          Richard H. Schneider:  .07%

     Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share.

CUSIP NO.:  913247 50 8              13G                      Page 9 of 11 Pages

     Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of stock beneficially owned by each of the Reporting Persons are aggregated, each Reporting Person may be deemed to beneficially own voting equity securities representing the following percentages of the voting power with respect to a general election of directors:

          Janet S. Schneider:  1.0%
          The Revocable Trust of Janet Schneider:  0.52%
          Susan G. Schneider:  0%
          Robert A. Schneider:  0.02%
          Richard H. Schneider:  0.02%

     See Item 8 below for additional information concerning the election of directors.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: not applicable

          (ii) Shared power to vote or to direct the vote (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Janet S.  Schneider:   285,548   shares,   including   142,774  shares
               beneficially owned by Ms. Schneider's spouse
          The Revocable Trust of Janet Schneider:  142,774 shares
          Susan G. Schneider:  0 shares
          Robert A.  Schneider:  67,346  shares,  after sale of 20,000 shares in
               January 2000
          Richard H. Schneider  55,546 shares

          (iii) Sole power to dispose or to direct the disposition of: not applicable

          (iv) Shared power to dispose or to direct the disposition of (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Janet S.  Schneider:   285,548   shares,   including   142,774  shares
               beneficially owned by Ms. Schneider's spouse
          The Revocable Trust of Janet Schneider:  142,774 shares
          Susan G. Schneider:  0 shares
          Robert A.  Schneider:  67,346  shares,  after sale of 20,000 shares in
               January 2000
          Richard H. Schneider:  55,546 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This statement is being filed to, among other things, report the fact that as of the date hereof Susan G. Schneider, one of the reporting persons, has ceased to be the beneficial owner of more than 5% of the class of securities. Check the following [X] solely with respect to Susan G. Schneider.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

CUSIP NO.:  913247 50 8              13G                     Page 10 of 11 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Janet S. Schneider does not own any shares of Class A Common Stock and is the beneficial owner of 285,548 shares of Class B Common Stock, of which 142,774 shares are held by The Revocable Trust of Janet Schneider to which Janet S. Schneider is the trustee, and the remaining 142,774 shares are beneficially owned by Ms. Schneider's spouse. Susan G. Schneider, Robert A. Schneider and Richard H. Schneider each received their shares of Class A Common Stock and Class B Common Stock identified in this Schedule 13G, as amended, from an affiliate of Janet S. Schneider. Janet S. Schneider retained no beneficial ownership interest in such shares.

Pursuant to the terms of that certain Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among the Founders and their Permitted Transferees, Apollo Cable Partners, L.P. ("Apollo") and the Issuer, Apollo and the Founders agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. The director nomination rights expire on April 12, 2003, unless earlier terminated. A copy of the Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

The Reporting Persons have been advised that Lawrence F. DeGeorge, Lawrence J. DeGeorge and Apollo sold all their Class B Common Stock, an aggregate of 9,859,336 shares, to Liberty Media Corporation ("LMC") in 1999 and that, as a consequence of such sale, those persons are no longer bound by the Stockholders' Agreement. Pursuant to the terms of the Stockholders' Agreement, LMC succeeded to certain rights and obligations of Apollo under the Stockholders' Agreement upon the closing of such transaction. In connection with such transaction, LMC entered into a Term Sheet (the "Term Sheet") with the Issuer and its subsidiary United Pan-Europe Communications NV ("UPC"), concerning the Issuer's securities and other matters and LMC announced it had agreed to assign 50% of such shares to Microsoft Corporation. The Stockholders' Agreement is to be replaced by a new agreement when the provisions of the Term Sheet are fully implemented. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class B Common Stock held by LMC.

Some Founders have transferred at various times all or a portion of their shares of the Issuer to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Curtis Rochelle Trust, Jim Rochelle, the Marian H. Rochelle Revocable Trust, Kathleen Jaure, The Gene W. Schneider Family Trust, the Revocable Trust of Janet Schneider, Richard H. Schneider, Robert A. Schneider, Susan G. Schneider and the Revocable Trust of Henry H. Cate, Jr. As a result of these transfers, the transferees became subject to the Stockholders' Agreement. Also, in January/February 1999, Susan G. Schneider sold all her shares of Common Stock and is no longer bound by the Stockholders' Agreement. As a result of the foregoing transactions, 1,630,720 shares of Class A Common Stock (includes 1,083,838 shares subject to presently exercisable options) and 9,014,588 shares of Class B Common Stock are held by the following current parties to the Stockholders' Agreement: Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John
B. Carollo Living Trust, Kathleen Jaure, The Gene W. Schneider Family Trust, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, the Marian H. Rochelle Revocable Trust, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet Schneider, the Revocable Trust of Janet Schneider, Richard
H. Schneider, Robert A. Schneider, Henry H. Cate, Jr., and the Revocable Trust of Henry H. Cate, Jr.

The Issuer's Board of Directors currently consists of eleven members, nine of whom may be deemed to have been nominated by the Founders and two of whom have been elected at the request of LMC and Microsoft. Upon full implementation of the Term Sheet, it is anticipated that the Founders will nominate eight members and UPC, LMC and Microsoft will each nominate one member of the Board.

Pursuant to Rule 13d-4, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, of the shares of Class A Common Stock and Class B Common Stock held by Liberty Media Corporation, any other Founder or

CUSIP NO.:  913247 50 8              13G                     Page 11 of 11 Pages

their Permitted Transferees. In addition, Ms. Schneider disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock held by her spouse, who is also a Permitted Transferee.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.




                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2000                   /s/ Janet S. Schneider
                                          --------------------------------------
                                          Janet S. Schneider


                                          The Revocable Trust of Janet Schneider


Dated:  January 6, 2000                   By: /s/ Janet S. Schneider
                                             -----------------------------------
                                             Janet S. Schneider
                                             Trustee


Dated:  January 16, 2000                  /s/ Susan G. Schneider
                                          --------------------------------------
                                          Susan G. Schneider
                                          (formerly Susan G. House)


Dated:  January 14, 2000                  /s/ Robert A. Schneider
                                          --------------------------------------
                                          Robert A. Schneider


Dated:  February 3, 2000                  /s/ Richard H. Schneider
                                          --------------------------------------
                                          Richard H. Schneider